  Exhibit 99.4

Central Puerto S.A.

Consolidated financial statements for the nine-month periods ended September 30, 2018 and 2017, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 27 BEGINNING JANUARY 1, 2018

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

– Of the articles of incorporation: March 13, 1992.

– Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in and registered (Note 14)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the nine-month period ended September 30, 2018

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
		ARS 000	ARS 000	ARS 000	ARS 000
CONTINUING OPERATIONS

Revenues	4	7,419,288	4,021,380	3,513,311	1,539,456
Cost of sales	Exhibit F	(2,876,055)	(1,954,777)	(1,191,262)	(652,165)
Gross income		4,543,233	2,066,603	2,322,049	887,291

Administrative and selling expenses	Exhibit H	(725,602)	(446,999)	(268,188)	(149,764)
Other operating income	5.1	12,152,357	318,218	6,661,153	177,221
Other operating expenses	5.2	(74,718)	(35,575)	(30,707)	(16,630)
CVO receivables update and interests	7.1	7,958,658	-	-	-
Operating income		23,853,928	1,902,247	8,684,307	898,118

Finance income	5.3	1,485,523	835,800	459,458	123,803
Finance expenses	5.4	(3,394,618)	(485,673)	(1,992,971)	(161,983)
Share of the profit of associates		830,691	222,915	423,333	130,722
Income before income tax from continuing operations		22,775,524	2,475,289	7,574,127	990,660

Income tax for the period	6	(6,456,817)	(822,262)	(2,169,645)	(352,034)
Net income for the period from continuing operations		16,318,707	1,653,027	5,404,482	638,626

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	16	530,489	426,062	-	166,986
Net income for the period		16,849,196	2,079,089	5,404,482	805,612

Attributable to:
 Equity holders of the parent		17,360,268	2,085,652	5,709,878	806,252
 Non-controlling interests		(511,072)	(6,563)	(305,396)	(640)
		16,849,196	2,079,089	5,404,482	805,612

Ganancia por acción:
 Basic and diluted earnings per share (ARS)		11.53	1.37	3.79	0.53

Ganancia por acción de operaciones continuadas:
 Basic and diluted earnings per share from continuing operations (ARS)		11.18	1.09	3.79	0.42

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine-month period ended September 30, 2018

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
		ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period		16,849,196	2,079,089	5,404,482	805,612

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets of fair value through other comprehensive income	5.5	(72,133)	(452,679)	-	(25,906)
Income tax effect	6	28,849	158,438	-	9,067

Other comprehensive income to be reclassified to income in subsequent periods		(43,284)	(294,241)	-	(16,839)

Other comprehensive income for the period		(43,284)	(294,241)	-	(16,839)

Total comprehensive income for the period		16,805,912	1,784,848	5,404,482	788,773

Attributable to:
 Equity holders of the parent		17,316,984	1,791,411	5,709,878	789,413
 Non-controlling interests		(511,072)	(6,563)	(305,396)	(640)
		16,805,912	1,784,848	5,404,482	788,773

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at September 30, 2018

		09-30-2018	12-31-2017
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	11,699,684	7,431,728
Intangible assets		579,395	187,833
Investment in associates		1,147,042	985,646
Trade and other receivables	7.1	18,690,258	2,602,213
Other non-financial assets	8.1	242,523	12,721
Inventories		48,203	48,203
Other financial assets	7.5	44,745	-
		32,451,850	11,268,344
Current assets
Inventories		166,942	110,290
Other non-financial assets	8.1	705,062	470,895
Trade and other receivables	7.1	9,192,004	3,887,065
Other financial assets	7.5	917,457	1,110,728
Cash and cash equivalents		826,231	88,633
		11,807,696	5,667,611
Assets held for sale	16	-	143,014
		11,807,696	5,810,625
Total assets		44,259,546	17,078,969

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		664,988	664,988
Merger premium		376,571	376,571
Special reserve IGJ Resolution 7/05		55,830	55,830
Legal reserve		435,802	286,178
Special reserve CNV General Resolution 609		177,181	177,181
Voluntary reserve		2,744,471	450,865
Retained earnings		17,366,464	3,503,046
Accumulated other comprehensive income		-	43,284
Equity attributable to holders of the parent		23,335,329	7,071,965
Non-controlling interests		36,417	289,035
Total equity		23,371,746	7,361,000

Non-current liabilities
Other non-financial liabilities	8.2	2,208,002	468,695
Other loans and borrowings	7.3	5,795,825	1,478,729
Borrowings from CAMMESA	7.4	933,527	1,055,558
Compensation and employee benefits liabilities	8.3	117,015	113,097
Deferred income tax liabilities	6	1,719,879	703,744
		10,774,248	3,819,823
Current liabilities
Trade and other payables	7.2	1,209,328	1,017,306
Borrowings from CAMMESA	7.4	1,820,826	1,753,038
Other non-financial liabilities	8.2	1,313,420	659,668
Other loans and borrowings	7.3	919,708	505,604
Compensation and employee benefits liabilities	8.3	337,716	323,078
Income tax payable		4,040,635	1,096,817
Provisions	Exhibit E	471,919	413,474
		10,113,552	5,768,985
Liabilities associated with the assets held for sale	16	-	129,161
		10,113,552	5,898,146
Total liabilities		20,887,800	9,717,969
Total equity and liabilities		44,259,546	17,078,969

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2018

	Attributable to holders of the parent
	Contributions from the owners		Accumulated results
	Capital stock	Noncapitalized contribution	Retained earnings
	Facevalue (1)	Adjustment to capital stock	Merger premium	Legal reserve	Special reserve IGJ Resolution 7/05	Special reserve CNV General Resolution 609	Voluntary reserve	Retained earnings	Accumulated comprehensive income	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2018	1,514,022	664,988	376,571	286,178	55,830	177,181	450,865	3,503,046	43,284	7,071,965	289,035	7,361,000

Net income for the period	-	-	-	-	-	-	-	17,360,268	-	17,360,268	(511,072)	16,849,196

Other comprehensive income for the period	-	-	-	-	-	-	-	-	(43,284)	(43,284)	-	(43,284)

Total comprehensive income for the period	-	-	-	-	-	-	-	17,360,268	(43,284)	17,316,984	(511,072)	16,805,912

Increase in legal reserve	-	-	-	149,624	-	-	-	(149,624)	-	-	-	-

Increase in voluntary reserve	-	-	-	-	-	-	2,293,606	(2,293,606)	-	-	-	-

Dividends in cash								(1,053,620)	-	(1,053,620)	-	(1,053,620)

Stock-based payments	-	-	-	-	-	-	-	-	-	-	3,312	3,312

Contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	-	255,142	255,142
As of September 30, 2018 (Unaudited)	1,514,022	664,988	376,571	435,802	55,830	177,181	2,744,471	17,366,464	-	23,335,329	36,417	23,371,746

(1) At September 30, 2018, a subsidiary held 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2017

	Attributable to holders of the parent
	Contributions from the owners		Accumulated results
	Capital stock	Noncapitalized contribution	Retained earnings
	Facevalue (1)	Adjustment to capital stock	Merger premium	Legal reserve	Special reserve IGJ Resolution 7/05	Special reserve CNV General Resolution 609	Voluntary reserve	Retained earnings	Accumulated comprehensive income	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2017	1,514,022	664,988	376,571	197,996	55,830	177,181	68,913	1,757,051	334,747	5,147,299	6,717	5,154,016

Contributions from non-controlling interests	-	-	-	-	-	-	-	2,033	-	2,033	264,880	266,913

Net income for the period	-	-	-	-	-	-	-	2,085,652	-	2,085,652	(6,563)	2,079,089

Other comprehensive income for the period	-	-	-	-	-	-	-	-	(294,241)	(294,241)	-	(294,241)

Total comprehensive income for the period	-	-	-	-	-	-	-	2,085,652	(294,241)	1,791,411	(6,563)	1,784,848

Increase in legal reserve	-	-	-	88,182	-	-	-	(88,182)	-	-	-	-

Increase in voluntary reserve	-	-	-	-	-	-	1,668,869	(1,668,869)	-	-	-	-

Dividends in cash	-	-	-	-	-	-	(1,286,917)	7,524	-	(1,279,393)	-	(1,279,393)
As of September 30, 2017 (Unaudited)	1,514,022	664,988	376,571	286,178	55,830	177,181	450,865	2,095,209	40,506	5,661,350	265,034	5,926,384

(1) At September 30, 2017, a subsidiary held 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30, 2018

	09-30-2018	09-30-2017
	Unaudited	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax from continuing operations	22,775,524	2,475,289
Income for the period before income tax from discontinued operations	567,628	655,481
Income for the period before income tax	23,343,152	3,130,770

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	237,840	181,468
Disposal of property, plant and equipment	30,917	411
Amortization of intangible assets	26,336	29,614
Discount of accounts receivable and payable and income tax payable, net	(519,971)	(17,598)
CVO receivables update and interests	(7,958,658)	-
Interest earned from customers	(850,489)	(155,942)
Finance income	(1,485,523)	(835,800)
Finance expenses	3,394,618	485,927
Share of the profit of associates	(830,690)	(222,915)
Share-based payments	3,312	-
Movement in provisions and long-term employee benefit plan expense	81,990	57,873
Foreign exchange difference for trade receivables	(10,653,625)	-
Income from the sale of La Plata plant	(572,992)	-

Changes in operating assets and liabilities:
Increase in trade and other receivables (1)	(2,573,033)	(658,707)
Increase in other non-financial assets, financial assets and inventories	(520,621)	(28,602)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	2,314,360	235,807
	3,466,923	2,202,306
Interest received from customers	24,692	16,451
Income tax paid	(1,985,880)	(574,684)
Net cash flow provided by operating activities	1,505,735	1,644,073

Investment activities
Purchase of property, plant and equipment	(3,908,715)	(1,034,693)
Sale of available-for-sale financial assets, net	435,437	1,183,627
Dividends received	669,348	36,372
Cash flows generated from the sale of La Plata plant	586,845	-
Others	-	(6)
Net cash flows (used in) provided by investing activities	(2,217,085)	185,300

Financing activities
Short-term loans received (paid), net	23,737	(191,817)
Long-term loans received	3,188,944	-
Long-term loans paid	(1,778,260)	-
Interest and other finance expenses paid	(322,119)	(42,758)
Dividends paid	(1,053,620)	(1,279,393)
Loans paid	-	(994,966)
Borrowings received from CAMMESA	-	403,427
Contributions from non-controlling interests	255,142	266,913
Net cash flows provided by (used in) financing activities	313,824	(1,838,594)

Increase in cash and cash equivalents	(397,526)	(9,221)
Exchange difference and other financial results	1,135,124	2,088
Cash and cash equivalents as of January 1	88,633	30,008
Cash and cash equivalents as of September 30	826,231	22,875

(1) During the nine-month periods ended September 30, 2018 and 2017, the Group has decided to offset CAMMESA borrowings under Resolution 146 with Non-recurrent Maintenance balances for 619,030 (including interests for 208,129) and 325.553 (including interests for 74,270), respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the nine-month period ended September 30, 2018

1. Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

Our shares are listed on the MERVAL in the Argentinean stock exchange, and, since February 2, 2018, they are listed in the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over Nuevo Puerto and Puerto Nuevo plants, and we began operations.

The Group owns in order to carry out its electric energy generation activity the following assets:

– Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

– Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and steam generating capacity of 150 tons per hour.

– The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

– The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVOSA”) the Group is engaged in the construction management and operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad.

Moreover, as a consequence of the incorporation of subsidiaries CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U., the Group takes part on the development and performance of energy projects from the utilization of renewable energy sources.

During August and September 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, respectively; with a capacity of 99 MW and 48 MW, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The award of cogeneration and renewable energy projects to the Group is detailed in note 11.

The issuance of Group’s consolidated financial statements of the nine-month period ended September 30, 2018 was approved by the Company’s Board of Directors on November 12, 2018.

2. Basis of preparation of the consolidated financial statements

2.1. Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

As at September 30, 2018, conditions are met for the Company´s condensed consolidated financial statements for the 9-month interim period ended on such date to incorporate the inflation adjustment established on IAS 29 “Financial Reporting in Hyperinflationary Economies”. However, as a consequence of reasons detailed in Note 2.2.1 to the attached condensed consolidated financial statements, companies issuing negotiable instruments that pursuant to the foregoing paragraph must prepare their financial statements applying IFRS, must exclude IAS 29. Therefore, these condensed consolidated financial statements do not comply with IFRS requirements.

The qualitative effects that IAS 29 may cause are detailed in Note 2.2.2.

2.2. Basis of presentation and consolidation

These condensed consolidated financial statements for the nine-month period ended September 30, 2018 were prepared applying the financial information framework established by CNV, which was mentioned in Note 2.1.

In preparing these consolidated financial statements, the Group and its subsidiaries applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2017. Moreover, the Group has applied the changes in accounting policies described in note 2.3.1.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2017 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2017.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.2.1. Measuring unit

IFRS requires the financial statements of an entity with a functional currency that is hyperinflationary to be restated into a stable currency.

So as to be consistent in the identification of an economic environment requiring the restatement of financial statements, IAS 29 establishes certain qualitative indicators and a quantitative factor, which, in international practice, is considered to be relevant and is presented when the cumulative inflation rate over three years is approaching, or exceeds, 100%; which also requires evaluating if it is a temporary circumstance which will be reverted in the short term. The cumulative inflation over three years was maintained during 2017 in decreasing figures regarding 2016 and below the 100% accumulated during three years. However, this trend was reverted during the first semester of 2018 due to factors such as the depreciation of the exchange rate which affected the price of imported supplies; together with an adverse international economic environment. Against this background, the triennial cumulative inflation, measured on the basis of wholesale prices index and customer prices index, stands over 100%, and the new goals reviewed by the Argentine government and other available projections show that this trend will not be reverted in the short term. For these reasons, pursuant to IAS 29, the Argentine economy is currently considered highly inflationary. Therefore, the entities obliged to apply IFRS and whose functional currency is the Argentine peso, must restate their financial statements for the annual or interim periods commenced July 1, 2018. Such restatement must be done as if the economy has always been hyperinflationary, using a general price index showing changes on the currency’s purchasing power.

However, Section 3, Chapter III, Title IV of CNV Regulations (N.T. 2013 and its amendments) establishes that the entities under the supervision of the CNV will not be able to apply the restatement method of financial statements into a functional currency under IAS 29. This is due to the fact that Decree no.1259/2002 (amended by Decree no. 664/2003) asks CNV not to accept the presentation of inflation-adjusted financial statement. The exclusion of IAS 29 in the application of IFRS will be in force as long as such decree is valid.

Even if financial statements as of September 30, 2018 do not include the effect of inflation, the existence of important variations in relevant economic variables affecting the Company’s business, such as labor cost, the price of the main raw materials and other supplies, loan rates and the exchange rate, can also affect the financial position and results of the Company; and, consequently, such variations should be taken into account when interpreting the information the Company presents in these financial statements regarding its financial position, the results of its operations and cash flows.

2.2.2. Differences between the financial reporting framework established by the CNV and IFRS

As at September 30, 2018, conditions are met for the Company´s condensed consolidated financial statements for the 9-month interim period ended on such date to incorporate the inflation adjustment established on IAS 29. However, as a consequence of Decree no. 1259/2002 (amended by Decree no. 664/2003) asking CNV not to accept the presentation of inflation-adjusted financial statements, condensed consolidated financial statements ended September 30, 2018, were prepared excluding IAS 29 from the application of IFRS.

The following is a summary of the effects the use of IAS 29 may cause:

(a) Financial statements must be adjusted to consider changes in the general purchasing power of the currency; therefore, they must be stated in the measurement unit current at the end of the reporting period.

(b) In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities (those with a fixed nominal value in local currency) and an entity with an excess of monetary liabilities over monetary assets gain purchasing power to the extent the assets and liabilities are not linked to an adjustment mechanism that compensates, in a way, those effects.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

(c) Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in terms of the measuring unit current at the end of the reporting period. Assets and liabilities linked by agreement to changes in prices are adjusted in accordance with such agreements. Non-monetary items carried at amounts current at the end of the reporting period, such as net realizable value or others, do not need to be restated. All other non-monetary assets and liabilities are restated by applying a general price index. The gain or loss on the net monetary position shall be included in profit or loss of the reporting period and separately.

At the issuance date of these financial statements, the Company is in the process of quantifying the effects that may result from the application of IAS 29, estimating that such effects will be significant.

2.3.1. Changes in accounting policies

New standards adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the ones used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2017, except for the adoption of the following standards, interpretations or amendments.

IFRS 15 - Revenue from contracts with customers

IFRS 15 applies to revenue from contracts with customers, except for those contracts under the scope of other IFRSs. Such standard revokes IAS 18 “Revenue” and IAS 11 “Construction Contracts”. The new standard establishes a five steps model for recognizing revenue from contracts with customers.

IFRS 15 structures this principle through the following five steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

Pursuant to IFRS 15, revenue is recognized when it shows the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

The standard requires the entity to apply judgment taking into account all the relevant factors and circumstances applied to contracts with customers. The standard also specifies measurement of cost increase for obtaining a contract and the cost directly related to fulfilling a contract.

Pursuant to IFRS 15, among others, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Group shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

The Company has a sole relevant source of income, which consists on the commercialization of energy produced in the spot market under the scheme established by Resolution 19/2017 of the Secretariat of Electric Power (“SEE”), being CAMMESA its main customer.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

At the closing of each month, the Company recognizes its sales revenues in accordance with the availability of its machines’ effective power and the electric power supplied during that month. As balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to the consideration owed by the customer.

Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The performance obligation is satisfied throughout time.

After the analysis, the Company’s management adopted the modified retrospective approach described in paragraph C3 (b) of the above-mentioned standard and it concluded that the current revenue recognition practices are consistent with the requirements of IFRS 15.

IFRS 9 – Financial Instruments

IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for the annual periods beginning January 1, 2018, and it includes the three aspects of financial instruments measurement: classification and measurement; impairment and hedge accounting.

Pursuant to the analysis made, the Company did not book any adjustment on retained earnings as at January 1, 2018. Therefore, the application of IFRS 9 did not mean that the Company had to make modifications to the disclosures made on December 31, 2017 regarding the statements of financial position, changes in equity, comprehensive income and cash flow.

The Company used the exception that allows it not to amend the comparative information for previous periods regarding classification and measurement changes (impairment included). As a result, the Company did not apply IFRS 9 requirements to the comparative period presented. For this reason, the comparative information for the year ended December 31, 2017 and for the nine-month period ended September 30, 2017 was not modified.

a) Classification and measurement of financial assets and liabilities

IFRS 9 maintains, to great extent, the existing requirement of IAS 39 for the classification of financial liabilities.

In turn, IFRS 9 has a new classification and measurement approach for financial assets, which reflect the new business model within which assets are held and their contractual cash flow characteristics.

IFRS 9 includes three main classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss. The standard eliminates IAS 39’s existent categories: held to maturity, loans and receivables, and held for trading.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Additionally, and for those assets that comply with the aforementioned conditions, IFRS 9 has an option to designate, at initial recognition, a financial asset as measured at its fair value if doing so it eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

If financial assets are not measured at amortized cost in accordance with the aforementioned paragraphs, they will be measured at fair value.

This change did not have an impact on the Company.

IAS 39 requirements for embedded derivatives in host contracts that are financial liabilities or that are not within the scope of IFRS 9 (such as lease contracts) are maintained, i.e., must be separated if they are not “closely related”.

b) Impairment of financial assets and liabilities

IFRS 9 replaces IAS 39 “incurred loss” model by the “expected credit losses” (“ECL”) model. This shall require considerable judgment regarding how economic factors affect ECL, which shall be determined on a weighted average basis. ECL derived from the difference between the contractual cash flows and the cash flows at current value that the Group expects to receive.

The new impairment model shall be applied to financial assets measured at amortized cost or at fair value through other comprehensive income, except for investments on equity instruments and contract assets recognized under the scope of IFRS 15.

Under IFRS 9, loss allowances shall be measured using the following bases:

– 12-month ECL: these are expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date; and

– Lifetime ECL: these are expected credit losses that result from all possible default events over the expected life of a financial instrument.

Due to the nature of the Group´s customers and their bad debt history, the Company did not identify that the change of approach in the impairment method under IFRS 9 results in the recognition of an adjustment to balances as at January 1, 2018.

In the case of financial placements and in accordance with placement policies in force, the Company monitors credit rating and credit risk of these instruments. Pursuant to the analysis made, the Company did not identify that it is necessary to make an adjustment to the balances of such instruments as at January 1, 2018.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency. It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

So as to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

It is effective for periods beginning on January 1, 2018.

This standard had no impact on the condensed consolidated financial statements of the Group because the Company already applied the criteria established by this interpretation.

2.3. IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable, when they become effective.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

The Group has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial statements.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Group has not yet determined what impact, if any, the adoption of the new interpretation will have on its consolidated financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

3. Operating segments

The following provides summarized information of the operating segments for the nine-month periods ended September 30, 2018 and 2017:

	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
September 30, 2018

Revenues	7,302,975	11,022,292	491,146	(11,397,125)	7,419,288
Cost of sales	(2,778,563)	(6,950,925)	(292,035)	7,145,468	(2,876,055)
Administrative and selling expenses	(725,602)	(1,202,588)	-	1,202,588	(725,602)
Other operating income	12,152,357	103,044	-	(103,044)	12,152,357
Other operating expenses	(74,718)	(46,168)	-	46,168	(74,718)
CVO receivables update and interests	7,958,658	-	-	-	7,958,658
Operating income	23,835,107	2,925,655	199,111	(3,105,945)	23,853,928
Other (expenses) income	(8,359,534)	(461,329)	48,916	1,236,726	(7,535,221)
Net income for the segment	15,475,573	2,464,326	248,027	(1,869,219)	16,318,707
Share in the net income for the segment	15,475,573	766,587	76,547	-	16,318,707

	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
September 30, 2017

Revenues	4,021,380	5,336,763	337,492	(5,674,255)	4,021,380
Cost of sales	(1,954,777)	(4,045,665)	(227,474)	4,273,139	(1,954,777)
Administrative and selling expenses	(446,999)	(713,489)	-	713,489	(446,999)
Other operating income	318,218	110,073	-	(110,073)	318,218
Other operating expenses	(35,575)	(1,665)	-	1,665	(35,575)
Operating income	1,902,247	686,017	110,018	(796,035)	1,902,247
Other (expenses) income	(472,135)	(112,601)	(20,043)	355,559	(249,220)
Net income for the segment	1,430,112	573,416	89,975	(440,476)	1,653,027
Share in the net income for the segment	1,430,112	193,894	29,021	-	1,653,027

(1) Includes information from associates.

4. Revenues

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues from Resolution 19, 95/2013, and amendments	6,581,921	3,548,005	3,126,092	1,367,012
Electric power sold on the Spot market	129,714	249,431	31,711	90,274
Sales under contracts	306,293	123,219	192,952	47,879
Steam sales	133,198	100,725	50,442	34,291
Resale of gas transport and distribution capacity	116,313	-	41,560	-
Revenues from CVO thermal plant management	151,849	-	70,554	-
Total ingresos de actividades ordinarias	7,419,288	4,021,380	3,513,311	1,539,456

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5. Other income and expenses

5.1. Other operating income

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned from customers	850,489(1)	155,942(1)	450,625(3)	74,028(3)
Foreign exchange difference, net	10,653,625(2)	37,063(2)	6,077,946(4)	20,522(4)
Discount of trade and other receivables and payables and income tax payable, net	519,971	17,598	129,383	(23,466)
Recovery of insurance	125,073	107,134	-	107,127
Others	3,199	481	3,199	(990)
	12,152,357	318,218	6,661,153	177,221

(1)  Includes 19,841 and 16,185 related to receivables under FONINVEMEM I and II Agreements for the nine-month periods ended September 30, 2018 and 2017, respectively. It also includes 579,977 related to CVO receivables for the nine-month period ended September 30, 2018.
(2)  Includes 602,720 and 62,867 related to receivables under FONINVEMEM I and II Agreements for the nine-month periods ended September 30, 2018 and 2017, respectively. It also includes 9,599,266 related to CVO receivables for the nine-month period ended September 30, 2018.
(3)  Includes 7,919 y 5,257 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended September 30, 2018 and 2017, respectively. It also includes 346,145 related to CVO receivables for the three-month period ended September 30, 2018.
(4)  Includes 299,906 and 32,557 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended September 30, 2018 and 2017, respectively. It also includes 5,643,439 related to CVO receivables for the three-month period ended September 30, 2018.

5.2. Other operating expenses

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(71,829)	(36,617)	(36,061)	(17,672)
Others	(2,889)	1,042	5,354	1,042
	(74,718)	(35,575)	(30,707)	(16,630)

5.3. Finance income

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	32,416	116,089	2,944	59,151
Net income on financial assets at fair value through profit or loss	253,812	49,638	103,498	27,059
Foreign exchange differences	1,130,337	4,205	358,686	3,435
Net income on disposal of financial assets at fair value through other comprehensive income (1)	68,958	665,868	(5,670)	34,158
	1,485,523	835,800	459,458	123,803

(1)  Net of 24,440 and 49,119 corresponding to turnover tax for the nine-month periods ended September 30, 2018 and 2017 and, net of 5,016 and 1,121 corresponding to turnover tax for the three-month periods ended September 30, 2018 and 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5.4. Finance expenses

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(630,499)	(449,879)	(314,863)	(151,124)
Foreign exchange differences	(2,742,854)	(32,323)	(1,670,051)	(9,598)
Bank commissions for loans and others	(21,265)	(3,471)	(8,057)	(1,261)
	(3,394,618)	(485,673)	(1,992,971)	(161,983)

5.5. Movements from financial assets at fair value through other comprehensive income

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gains for the period	21,256	262,308	-	9,373
Reclassification adjustments to income	(93,389)	(714,987)	-	(35,279)
Loss for financial assets at fair value though other comprehensive income	(72,133)	(452,679)	-	(25,906)

6. Income tax

The major components of income tax during the nine-month periods ended September 30, 2018 and 2017, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Current income tax
Income tax charge	(5,406,547)	(920,519)	(1,962,583)	(334,917)
Adjustment related to current income tax for the prior year	(5,285)	32,557	-	-

Deferred income tax
Related to the net variation in temporary differences	(1,044,985)	65,700	(207,062)	(17,117)
Income tax	(6,456,817)	(822,262)	(2,169,645)	(352,034)

Consolidated statement of comprehensive income

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	28,849	158,438	-	9,067
Income tax charged to other comprehensive income	28,849	158,438	-	9,067

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the nine-months periods ended September 30, 2018 and 2017, is as follows:

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	22,775,524	2,475,289	7,524,127	990,660
Income before income tax from discontinued operations	567,628	655,481	-	256,902
Income before income tax	23,343,152	3,130,770	7,524,127	1,247,562

At statutory income tax rate (30%)	(7,002,945)	-	(2,272,238)	-
At statutory income tax rate (35%)	-	(1,095,770)	-	(436,647)
Share of the profit of associates	114,673	2,778	6,152	1,662
Effect related to statutory income tax rate change (1)	252,911	-	69,934	-
Effect related to the discount of income tax payable	155,729	-	38,743	-
Adjustment related to current income tax for the prior year	(5,285)	32,557	-	-
Others	(9,039)	8,754	(12,236)	(6,966)
	(6,493,956)	(1,051,681)	(2,169,645)	(441,951)

Income tax attributable to continuing operations	(6,456,817)	(822,262)	(2,169,645)	(352,034)
Income tax attributable to discontinued operations	(37,139)	(229,419)	-	(89,917)
	(6,493,956)	(1,051,681)	(2,169,645)	(441,951)

(1) Effect of applying the changes in the statutory income tax rate established by Law 27,430, as described in note 20 to the issued consolidated financial statements at December 31, 2017, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	09-30-2018	12-31-2017	09-30-2018	09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and other	62,248	44,910	25,609	11,011
Provision for plant dismantling	-	39,310	-	2,041
Trade receivables	(1,977,780)	(431,691)	(1,581,282)	81,862
Other financial assets	(11,923)	(37,658)	27,720	159,790
Employee benefit liability	32,165	32,089	1,401	(652)
Investments in associates	(215,663)	(138,266)	(77,007)	(67,864)
Property, plant and equipment	(560,286)	(224,175)	(335,995)	30,658
Intangible assets	(12,034)	(14,198)	2,164	4,441
Tax loss carry-forward	963,394	32,217	931,177	-
Deferred income tax expense			(1,006,213)	221,287

Deferred income tax liabilities, net	(1,719,879)	(697,462)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	09-30-2018	12-31-2017
	ARS 000	ARS 000

Deferred income tax asset
– Continuing operations	1,082,460	107,544
– Discontinued operations	-	41,023

Deferred income tax liability
– Continuing operations	(2,802,339)	(811,288)
– Discontinued operations	-	(34,741)
Deferred income tax liability, net	(1,719,879)	(697,462)

Reconciliation of deferred income tax liabilities, net

	09-30-2018	12-31-2017
	ARS 000	ARS 000

Amount at beginning of year	(697,462)	(1,136,481)

Deferred income tax recognized in profit or loss and in other comprehensive income during the period/year - continuing operations	(1,006,213)	420,351
Discontinued operations	(6,282)	(467)
Reclassification related to current income tax for the prior year	(9,922)	19,135
Amount at end of period/year	(1,719,879)	(697,462)

7. Financial assets and liabilities

7.1. Trade and other receivables

	09-30-2018	xc12-31-2017
	ARS 000	ARS 000
Non-current

Trade receivables - CAMMESA	18,690,215	2,591,913
Guarantee deposits	43	43
Receivables from associates	-	10,257
	18,690,258	2,602,213

Current

Trade receivables - CAMMESA	8,923,616	3,625,863
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	81,421	136,696
Recovery of insurance	-	21,292
Trade receivables - Large users	73,775	41,414
Receivables from associates and other related parties	45	7,267
Other receivables	115,887	56,284
	9,194,744	3,888,816
Allowance for doubtful accounts - Exhibit E	(2,740)	(1,751)
	9,192,004	3,887,065

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

FONINVEMEM I and II

The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the nine-month periods ended September 30, 2018 and 2017 collections of these receivables amounted to 348,992 and 258,007, respectively.

CVO receivables

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As described in note 1.3.b) to the issued financial statements at December 31, 2017, in 2010 the Company approved a new agreement with the former Secretariat of Energy (the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406 accrued over the 2008-2011 period by the generators (CVO receivables) and for that purpose enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company shall collect the CVO receivables converted in US dollars in 120 equal and consecutive installments. The one-time estimated income (before income tax) in relation to the interest and the effect of the adjustment of the CVO receivables to US dollars as of March 20, 2018 reaches approximately Ps. 7,959 million and such amount was recognized in the consolidated income statement for the nine-month period ended September 30, 2018 under “CVO receivables update and interests”. The exchange difference and interests accrued since the Commercial Approved until September 30, 2018 amounted to approximately Ps. 9,599 million and Ps. 580 million, respectively, and they are disclosed under “Other operating income” in the consolidated income statement for the nine-month period ended September 30, 2018. As of the date of these financial statements, the documents related to such transaction are in process of being issued by CAMMESA before proceeding to payment of the installments already accrued.

Information about the terms and conditions of the liabilities with the related parties is included in note 10.

The information on the Group’s objectives and credit risk management policies is included in note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

09-30-18	27,882,262	27,843,156	32,414	2,010	101	556	4,025
12-31-17	6,489,278	6,448,858	35,045	-	1,877	-	3,498

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.2. Trade and other payables

	09-30-2018	12-31-2017
	ARS 000	ARS 000
Current

Trade payables	1,157,916	1,006,191
Insurance payable	3,243	1,936
Payables to associates and other related parties	48,169	9,179
	1,209,328	1,017,306

For the terms and conditions of payables to related parties, refer to note 10.

The information on the Group’s objectives and financial risk management policies is included in note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.3. Other loans and borrowings

	09-30-2018	12-31-2017
	ARS 000	ARS 000
Non-current

IFC and IIC loan	5,795,825	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	-	1,478,729
	5,795,825	1,478,729
Current

IFC and IIC loan	374,923	-
Bank overdrafts	32,949	233
Borrowings from Banco de Galicia y Buenos Aires S.A.	511,836	505,371
	919,708	505,604

The information on the Group’s objectives and financial risk management policies is included in note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.3.1 Loans from International Finance Corporation (“IFC”) and Inter-American Investment Corporation (“IIC”)

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. Pursuant to these agreements, CP Achiras and CP La Castellana have undertaken some obligations, which are described in note 10.3.2 of the financial statements as at December 31, 2017, which have already been issued. As of September 30, 2018, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at September 30, 2018, there are commercial liabilities with specific assignment for the amount of 155,790.

7.4. Borrowings from CAMMESA

	09-30-2018	12-31-2017
	ARS 000	ARS 000
Non-current

CAMMESA loans	933,527	1,055,558

Current

CAMMESA loans	862,132	970,980
CAMMESA prepayments	958,694	782,058
	1,820,826	1,753,038

The information on the Group’s objectives and financial risk management policies is included in note 17 to the issued consolidated financial statements for the year ended December 31, 2017.

7.5. Quantitative and qualitative information on fair values

Valuation techniques

The fair value reported in connection with the financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value for quoted debt securities and mutual funds is based on price quotations at the end of each reporting period. Fair value for interest rate swaps was determined based on valuation techniques that use observable market data, such as interest rates curves.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Fair value hierarchy

The following hierarchy is used by the Group in order to determine and reveal the fair value of financial instruments, pursuant to the applied appraisal technique:

– Level 1: quote prices (with no adjustment) in active markets for identical assets and liabilities.

– Level 2: appraisal techniques for which the data and variables which have a significant effect on the determination of the fair registered value are directly or indirectly evident.

– Level 3: appraisal techniques for which the data and variables which have a significant effect on the determination of the fair registered value are not based on information evident in the market.

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of September 30, 2018 and December 31, 2017:

	Fair value measurement using
As of September 30, 2018	Fecha de medición	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:

Mutual funds	09.30.2018	917,457	917,457	-	-
Derivative financial assets not designated as hedging instrument - Interest rate swap	09.30.2018	44,745	-	44,745	-
Total financial assets measured at fair value		962,202	917,457	44,745	-

	Fair value measurement using
As of December 31, 2017	Fecha de medición	Total	Nivel 1	Nivel 2	Nivel 3
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss:

Mutual funds	12.31.2017	556,138	556,138	-	-
Argentine Central Bank bills	12.31.2017	404,570	404,570	-	-

Financial assets at fair value through other comprehensive income:

Mutual funds	12.31.2017	150,020	150,020	-	-
Total financial assets measured at fair value		1,110,728	1,110,728	-	-

There were no transfers between hierarchies and there were not significant variations in asset values.

The information on the Group’s objectives and financial risk management policies is included in note 17 to the issued financial statements for the year ended December 31, 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.6. Recourse action, income tax. Fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010 that amounted to 67,612, which was incorrectly entered by HPDA according to the Company. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation-adjustment mechanism established by the Law on Income Tax.

In December 2015, the three-month term stated by Law no. 11 683 elapsed, the Company brought a contentious-administrative claim before the National Court to ask for its right to recourse.

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious-Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. As of the date of these consolidated financial statements, procedural terms for a potential appeal to the Federal Court’s judgment have not ended. Consequently, the Company maintains the accounting treatment not to recognize a credit for such item.

8. Non-financial assets and liabilities

8.1. Other non-financial assets

	09-30-2018	12-31-2017
	ARS 000	ARS 000
Non-current

Tax credits	238,204	8,213
Prepayments to vendors	4,319	4,508
	242,523	12,721
Current

Upfront payments of inventories purchases	55,489	41,596
Prepayment insurance	221,265	87,273
Tax credits	416,388	335,487
Other	11,920	6,539
	705,062	470,895

8.2. Other non-financial liabilities

	09-30-2018	12-31-2017
	ARS 000	ARS 000
Non-current

VAT payable	2,113,182	448,712
Tax on bank account transactions payable	94,820	19,983
	2,208,002	468,695
Current

VAT payable	1,203,237	569,005
Turnover tax payable	6,617	6,335
Income tax withholdings payable	34,944	26,312
Concession fees and royalties	8,700	17,102
Tax on bank account transactions payable	53,870	39,557
Others	6,052	1,357
	1,313,420	659,668

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

8.3. Compensation and employee benefits liabilities

	09-30-2018	12-31-2017
	ARS 000	ARS 000
Non-current

Employee long-term benefits	117,015	113,097

Current

Vacation and statutory bonus	160,630	119,196
Contributions payable	41,478	50,113
Bonus accrual	127,881	144,418
Other	7,727	9,351
	337,716	323,078

9. Dividends paid

On April 27, 2018, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.70 per share.

10. Information on related parties

The following table provides the transactions performed with related parties during the corresponding period/year.

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:

Termoeléctrica José de San Martín S.A.	09.30.2018	135	-	19	-
	09.30.2017	135	-	38	-
	12.31.2017	180	-	19	-

Termoeléctrica Manuel Belgrano S.A.	09.30.2018		-	-	-
	09.30.2017	-	-	-	-
	12.31.2017	-	-	-	-

Distribuidora de Gas Cuyana S.A.	09.30.2018	-	120,779	-	17,465
	09.30.2017	-	31,736	-	4,970
	12.31.2017	-	46,793	-	7,251

Distribuidora de Gas del Centro S.A.	09.30.2018	-	-	-	1,380
	09.30.2017	-	-	-	-
	12.31.2017	-	-	-	-

Energía Sudamericana S.A.	09.30.2018	-	-	-	548
	09.30.2017	-	-	260	548
	12.31.2017	-	-	260	1,928

Transportadora de Gas del Mercosur S.A.	09.30.2018	5,647	-	26	-
	09.30.2017	1,854	-	15,820	-
	12.31.2017	3,270	-	17,245	-

Related companies:

RMPE Asociados S.A.	09.30.2018	108	97,958	-	28,776
	09.30.2017	101	69,793	26,559	-
	12.31.2017	137	96,352	-	-
Total	09.30.2018	5,890	218,737	45	48,169
	09.30.2017	2,090	101,529	42,677	5,518
	12.31.2017	3,587	143,145	17,524	9,179

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the nine-month period ended September 30, 2018 and for the year ended December 31, 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11. Awarding of co-generation projects and renewable energy projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

In November 2017, the Company was awarded a project of wind power generation called “La Genoveva I” with an installed capacity of 86.6 MW. The Company participated on the tender by virtue of its call option on 100% of the shares of Vientos La Genoveva S.A., a special purpose vehicle, through which the aforementioned projects will be developed. In this context, the Company assigned the exercise of the call option to its subsidiary CPR and on March 23, 2018, CPR acquired 100% of the shares of Vientos La Genoveva S.A. (currently, Vientos La Genoveva S.A.U.).

In addition, on January 2018 and May 2018, CAMMESA assigned to the Group the priority on power dispatch for the projects “La Castellana II”, “Achiras II” and “La Genoveva II”, with an installed capacity of 15.75 MW, 79.80 MW and 41.8 MW, respectively.

Consequently, CPR exercised the call option on the special purpose vehicle through which La Genoveva II project will be developed, and on June 28, 2018 acquired 100% of the shares of Vientos La Genoveva II S.A. (currently, Vientos La Genoveva II S.A.U.).

On August 6, 2018, CPR transferred to the Company its total shareholding at Vientos La Genoveva S.A.U. (3,740,500 non-endorsable registered common shares at Ps. 1 each) and at Vientos La Genoveva II S.A.U. (5,578,543 non-endorsable registered common shares at Ps. 1 each), including all the political and economical rights inherent in them.

12. Sale of the La Plata plant

On December 20, 2017, YPF Energía Eléctrica S.A. (YPF EE), a subsidiary of YPF, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions.

On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, the Company has booked an income, before income tax, from discontinued operations for 572,371, due to the sale of the mentioned plant.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

13. Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Tax Reform Act no. 27430, passed by Argentine Congress on December 27, 2017 and enacted on December 29, 2017, established a tax on dividend payment to local individuals and foreign beneficiaries, which the Company shall retain and pay to tax authorities as sole and definite payment upon dividend payment. Such additional tax shall be of 7% or 13% depending on whether dividends paid correspond to income for a fiscal period in which the Company was reached by a rate of 30% or 25%, respectively. For such purposes and against all evidence to the contrary, it is considered that the available dividends correspond, primarily, to the oldest cumulative income.

14. Capital Stock

As of September 30, 2018, the Capital Stock was 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

15. Merger of the associated companies Inversora de Gas del Centro S.A. (“IGCE”) and Inversora de Gas Cuyana (“IGCU”)

On March 28, 2018, a merger plan between IGCE, IGCU and the companies Magna Inversiones S.A. (“Magna”) and RPBC Gas S.A. (“RPBC”) was approved. IGCE shall act as the acquiring company and IGCU, RPBC and Magna will act as merged companies. The aforementioned merger is subject to authorization by the Argentine Natural Gas Regulatory Body ("Ente Nacional Regulador del Gas-ENARGAS”).

On July 23, 2018 the Shareholders’ Meeting of the merging companies approved the merger, subject to the approval by ENARGAS within a 90 days period, endorsing the subscribed merger plan.

Not obtaining the corresponding authorization from ENARGAS, dated October 19, 2018, shareholders at the Shareholders’ Meetings of the merging companies decided to extend such period for 90 days.

16. Discontinued operations

As mentioned in note 12, on December 20, 2017 YPF EE accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, as of September 30, 2018 and 2017 its respective results were classified as a discontinued operation, and the La Plata plant was classified as a disposal group held for sale as of December 31, 2017. The results of La Plata plant for the nine-month periods ended September 30, 2018 and 2017 are presented below:

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	12,101	1,696,898	-	637,599
Cost of sales	(16,844)	(1,028,378)	-	(378,564)
Gross income	(4,743)	668,520	-	259,035

Administrative and selling expenses	-	(6,155)	-	(2,113)
Other operating income	572,371	(6,630)	-	(5,921)
Other operating expenses	-	-	-	5,986
Operating income	567,628	655,735	-	256,987

Finance expense	-	(254)	-	(85)
Income before tax from discontinued operations	567,628	655,481	-	256,902

Income tax for the period	(37,139)	(229,419)	-	(89,917)

Income for the period from discontinued operations	530,489	426,062	-	166,986

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are as follows:

2017
ARS 000

Assets
Property, plant and equipment	116,923
Inventories	26,091
Assets held for sale	143,014

Liabilities
Deferred income tax liabilities	6,282
Compensation and employee benefits liabilities	(4,411)
Provisions	(131,032)
Labilities associated with assets held for sale	(129,161)
Net assets held for sale	13,853

The cash flow provided by the sale of the La Plata plant for the nine-month period ended September 30, 2018 is the following:

ARS 000

Cash flow collected from the sale of discontinued operations	586,845

The net cash flows of La Plata plant operation are, as follows:

	09-30-2018	09-30-2017
	ARS 000	ARS 000

Operating activities	(4,743)	564,433

Earnings per share:

	2018	2017

– Basic and diluted income per share from discontinued operations	ARS 0.35	ARS 0.28

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	09-30-2018
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	365,923	509	707,444	-	1,073,876
Electric power facilities	4,183,548	442,592	653,823	(13,973)	5,265,990
Wind turbines	-	-	2,650,696	-	2,650,696
Gas turbines (1)	2,813,452	189,585	-	-	3,003,037
Work in progress (2)	2,740,171	4,308,634	(4,429,861) (3)	(25,562)	2,593,382
Other	213,829	13,291	-	(2,403)	224,717
Total 09-30-2018	10,316,923	4,954,611	(417,898)	(41,938)	14,811,698

	09-30-2018					12-31-2017
	Depreciation
	At the beginning	Charges	Disposals	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	42,192	6,425	-	48,617	1,025,259	323,731
Electric power facilities	2,679,365	204,062	(9,238)	2,874,189	2,391,801	1,504,183
Wind turbines	-	18,398	-	18,398	2,632,298	-
Gas turbines (1)	-	-	-	-	3,003,037	2,813,452
Work in progress (2)	-	-	-	-	2,593,382	2,740,171
Other	163,638	8,955	(1,783)	170,810	53,907	50,191
Total 09-30-2018	2,885,195	237,840	(11,021)	3,112,014	11,699,684
Total 12-31-2017						7,431,728

(1) As of September 30, 2018, the Company acquired gas turbines, one of which will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2) The Group has capitalized borrowing costs for a total amount of 781,009 during the nine-month period ended September 30, 2018.
(3) Includes 417,898 transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	09-30-2018				12-31-2017
Item	At beginning	Increases	Transfers	At end	At end

ASSETS

Non-current

Inventories	54,181	-	-	54,181	54,181

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	1,751	989	-	2,740	1,751
Total 09-30-2018	55,932	989	-	56,921
Total 12-31-2017	32,632	23,300	-		55,932

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	413,474	58,445	-	471,919	413,474
Total 09-30-2018	413,474	58,445	-	471,919
Total 12-31-2017	466,686	77,820	(131,032)		413,474

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE NINE-MONTH PERIODS ENDED AS OF SEPTEMBER 30, 2018 AND 2017

	9 months		3 months
	01-01-2018 to 09-30-2018	01-01-2017 to 09-30-2017	07-01-2018 to 09-30-2018	07-01-2017 to 09-30-2017
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories at beginning of each period	158,493	147,670	219,589	160,604

Purchases and operating expenses for each period:

 Purchases	888,032	366,005	333,436	128,298
 Operating expenses (Exhibit H)	2,044,675	1,615,908	853,382	538,069
	2,932,707	1,981,913	1,186,818	666,367

Inventories at the end of each period	(215,145)	(174,806) (1)	(215,145)	(174,806) (1)
Total sales costs	2,876,055	1,954,777	1,191,262	652,165

(1) Inventories as of September 30, 2017 do not include inventories stock from discontinued operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	09-30-2018				12-31-2017
Account	Currency and amount(in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)		Bookvalue
				ARS000			ARS000
NON-CURRENT ASSETS

Trade and other receivables	USD	438,667	40.897(2)	17,940,167	USD	24,648	457,193
				17,940,167			457,193
CURRENT ASSETS

Cash and cash equivalents	USD	19,293	41.050	791,978	USD	4,313	80,002
	EUR	1	47.618	48	EUR	1	22

Trade and other receivables	USD	2,760	41.050	113,298	USD	9,609	178,237
	USD	143,491	40.897(2)	5,868,353	USD	19,932	369,717
				6,773,677			627,978
				24,713,844			1,085,171

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	143,028	41.250	5,899,905	USD	50,690	945,326
				5,899,905			945,326

CURRENT LIABILITIES
	USD	9,225	41.250	380,531	USD	27,099	505,371
Other loans and borrowings	USD	19,512	41.250	804,870	USD	31,243	582,651
Trade and other payables	EUR	360	47.953	17,263	EUR	136	3,053
				1,202,664			1,091,075
				7,102,569			2,036,401

USD: US dollar.
EUR: Euro.

(1) At the exchange rate prevailing as of September 30, 2018 as per the Argentine National Bank, except as indicated in note (2).
(2) At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of September 30, 2018 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE NINE-MONTH PERIODS ENDED AS OF SEPTEMBER 30, 2018 AND 2017

	9 months
	01-01-2018 to 09-30-2018			01-01-2017 to 09-30-2017
Accounts	Operatingexpenses	Administrativeand sellingexpenses	Total	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	818,064	310,821	1,128,885	649,802	216,073	865,875
Other long-term employee benefits	20,388	3,208	23,596	17,250	3,047	20,297
Depreciation of property, plant and equipment	237,840	-	237,840	180,552	64	180,616
Amortization of intangible assets	26,336	-	26,336	23,336	-	23,336
Purchase of energy and power	18,969	-	18,969	53,150	-	53,150
Fees and compensation for services	179,222	182,325	361,547	138,105	113,821	251,926
Maintenance expenses	354,760	13,122	367,882	279,133	23,268	302,401
Consumption of materials and spare parts	105,980	-	105,980	87,621	-	87,621
Insurance	136,345	1,927	138,272	104,001	1,509	105,510
Levies and royalties	126,785	-	126,785	78,248	-	78,248
Taxes and assessments	12,598	29,732	42,330	3,125	21,710	24,835
Tax on bank account transactions	1,570	171,996	173,566	-	60,251	60,251
Others	5,818	12,471	18,289	1,585	7,256	8,841
Total	2,044,675	725,602	2,770,277	1,615,908	446,999	2,062,907

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE NINE-MONTH PERIODS ENDED AS OF SEPTEMBER 30, 2018 AND 2017

	3 months
Accounts	04-01-2018 to 09-30-2018			04-01-2017 to 09-30-2017
	Operatingexpenses	Administrativeand sellingexpenses	Total	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	290,408	126,688	417,096	210,800	65,528	276,328
Other long-term employee benefits	6,796	1,103	7,899	5,750	1,015	6,765
Depreciation of property, plant and equipment	112,684	(96)	112,588	66,014	48	66,062
Amortization of intangible assets	10,779	-	10,779	7,695	-	7,695
Purchase of energy and power	7,973	-	7,973	21,435	-	21,435
Fees and compensation for services	53,634	46,419	100,053	50,519	42,699	93,218
Maintenance expenses	187,587	-	187,587	74,507	1,215	75,722
Consumption of materials and spare parts	59,848	-	59,848	29,987	-	29,987
Insurance	65,362	1,328	66,690	36,246	256	36,502
Levies and royalties	54,218	-	54,218	34,334	-	34,334
Taxes and assessments	1,698	11,516	13,214	152	7,124	7,276
Tax on bank account transactions	1,570	75,375	76,945	-	29,017	29,017
Others	825	5,855	6,680	630	2,862	3,492
Total	853,382	268,188	1,121,570	538,069	149,764	687,833

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

Report on financial statements

Introduction

1.      We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of September 30, 2018, the statements of income and comprehensive income for the three and nine-month periods then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2.      The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements in conformity with the financial reporting framework established by the Argentine Securities Commission (CNV), which, as it is described in note 2.1 to the financial statements mentioned in paragraph 1, it is based on International Financial Reporting Standards (IFRS), and in particular to the condensed interim financial statements, on the International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34), as approved by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards, with the only exception of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” which was excluded by CNV from its financial reporting framework. The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.      Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4.      Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in conformity with the financial reporting framework mentioned in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.      We draw attention to the information contained in note 2.2.2 to the condensed consolidated financial statements mentioned in paragraph 1 "Differences between the financial reporting framework established by the CNV and IFRS", in which the Company details the effects that would result from the application of IAS 29, and indicates that, although it has not quantified the effects that the application of the referred standard would have on the financial statements, it considers that they will be significant. Also, in note 2.2.1 to the accompanying consolidated financial statements, the Company warns that this must be considered in the interpretation of the information that the Company provides in the accompanying condensed consolidated financial statements in relation to its financial situation, comprehensive income and cash flows. This matter does not change the conclusion expressed in paragraph 4.

City of Buenos Aires, November 12, 2018.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. GERMÁN CANTALUPI Partner